June 11, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Tim Buchmiller

Re:	Royalty Pharma plc

Registration Statement on Form S-1

Registration No. 333-238632

Acceleration Request

Requested Date: June 15, 2020

Requested Time: 4:00 PM, Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, BofA Securities, Inc., Goldman Sachs & Co. LLC, Citigroup Global Markets Inc. and UBS Securities LLC, as representatives of the several underwriters, hereby join Royalty Pharma plc in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-238632) (the “Registration Statement”) to become effective on June 15, 2020, at 4:00 PM, Eastern Daylight Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,
J.P. MORGAN SECURITIES LLC
By:	/s/ Alejandra Fernandez
Name:	Alejandra Fernandez
Title:	Executive Director

MORGAN STANLEY & CO. LLC
By:	/s/ Kalli Dircks
Name:	Kalli Dircks
Title:	Executive Director

BOFA SECURITIES, INC.
By:	/s/ Greg Butz
Name:	Greg Butz
Title:	Managing Director

GOLDMAN SACHS & CO. LLC
By:	/s/ Naomi Leslie
Name:	Naomi Leslie
Title:	Managing Director

CITIGROUP GLOBAL MARKETS INC.
By:	/s/ Jennifer Fox
Name:	Jennifer Fox
Title:	Managing Director

UBS SECURITIES LLC
By:	/s/ James Stahlke
Name:	James Stahlke
Title:	Associate Director

By:	/s/ Jonathan Waksman
Name:	Jonathan Waksman
Title:	Associate Director

cc:	Pablo Legorreta, Royalty Pharma plc

Arthur R. McGivern, Goodwin Procter LLP

Edwin M. O’Connor, Goodwin Procter LLP

Benjamin K. Marsh, Goodwin Procter LLP

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

Marcel Fausten, Davis Polk & Wardwell LLP